Exhibit 99.1

KIMBER RESOURCES INC.

Consolidated Interim Financial Statements

Nine Months Ended March 31, 2006

These financial statements have not been reviewed by the Company’s auditors.

KIMBER RESOURCES INC.

Consolidated Balance Sheets

	March 31, 2006	June 30, 2005
	(Unaudited)	(Audited)
ASSETS
Current assets
Cash and cash equivalents	$19,562,161	$4,288,648
Amounts receivable (note 4)	724,100	450,471
Due from related party	14,452	16,702
Prepaid expenses	92,371	40,234
	20,393,084	4,796,055

Equipment (note 5)	558,693	436,736

Investment	103,596	103,596

Unproven mineral right interests (Schedule and note 3)	18,540,789	11,601,330
	$39,596,162	$16,937,717

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$1,401,714	$900,269
Due to related parties	4,133	465
	1,405,847	900,734

SHAREHOLDERS’ EQUITY
Share capital (note 6)	42,331,222	19,033,066

Stock-based compensation (note 7)	1,879,632	1,366,406

Deficit	(6,020,539)	(4,362,489)
	38,190,315	16,036,983
	$39,596,162	$16,937,717

Approved on behalf of the Board of Directors:

“R.V. Longe”	“M.E. Hoole”
Director	Director

See notes to the consolidated financial statements.

KIMBER RESOURCES INC.

Consolidated Statements of Operations and Deficit

	Three Months March 31, 2006	Nine Months March 31, 2006	Three Months March 31, 2005	Nine Months March 31, 2005
	$	$	$	$
Expenses
Amortization of equipment	4,936	15,583	6,171	18,201
Foreign exchange loss/(gain)	(26,793)	(43,820)	1,332	9,291
General exploration	45,474	92,620	12,394	12,394
Interest and bank charges	507	1,260	311	1,518
Investor relations and shareholder communications	58,734	217,677	32,468	134,200
Legal and audit	40,936	112,393	13,036	30,176
Office and miscellaneous	49,048	136,331	27,444	70,849
Rent	16,694	49,862	16,336	47,573
Salaries and benefits	191,413	499,448	145,146	414,423
Transfer and filing fees	21,008	85,840	27,502	33,480
Travel and accommodation	38,421	81,264	26,741	49,547
	440,378	1,248,458	308,881	821,652

Loss before other items	(440,378)	(1,248,458)	(308,881)	(821,652)

Other items
Investment income	74,470	133,095	20,749	46,362
Stock-based compensation (note 7)	(180,889)	(542,687)	(212,314)	(514,010)
Write-off deferred mineral property	-	-	(14,479)	(14,479)

Net loss for the period	(546,797)	(1,658,050)	(514,925)	(1,303,779)

Deficit - beginning of period	(5,473,742)	(4,362,489)	(3,325,361)	(2,536,507)

Deficit - end of period	(6,020,539)	(6,020,539)	(3,840,286)	(3,840,286)

Loss per share – basic and diluted	(0.01)	(0.04)	(0.02)	(0.04)

Weighted average number of common Shares outstanding	39,740,018	38,246,797	30,664,000	29,046,167

See notes to the consolidated financial statements.

KIMBER RESOURCES INC.

Consolidated Statements of Cash Flows

	Three Months March 31, 2006	Nine Months March 31, 2006	Three Months March 31, 2005	Nine Months March 31, 2005
	$	$	$	$
Cash provided by (used for):

Operating Activities
Net loss for the period	(546,797)	(1,658,050)	(514,925)	(1,303,779)
Adjustment for items not involving cash
Amortization of equipment	35,515	67,581	25,014	52,264
Stock-based compensation	180,889	542,687	212,314	514,010
Write-off deferred mineral property	-	-	14,479	14,479
	(330,393)	(1,047,782)	(263,118)	(723,026)

Net changes in non-cash working capital items
Amounts receivable	(89,047)	(273,629)	51,854	120,369
Due from related parties	750	2,250	750	2,250
Prepaid expenses	(1,305)	(52,137)	5,097	270
Accounts payable and accrued liabilities	(47,107)	501,445	32,998	(287,491)
Due to related parties	(11,348)	3,668	(9,775)	(1,467)
	(478,450)	(866,185)	(182,194)	(889,095)

Investing Activities
Purchase of equipment	(51,857)	(189,538)	(27,303)	(61,243)
Unproven mineral right interests	(2,010,954)	(6,939,459)	(1,434,879)	(4,471,944)
	(2,062,811)	(7,128,997)	(1,462,182)	(4,533,187)

Financing Activities
Common shares issued for cash	18,928,601	23,951,099	5,271,746	8,339,517
Share issuance costs	(620,726)	(682,404)	(58,320)	(351,195)
	18,307,875	23,268,695	5,213,426	7,988,322

Increase in cash during the period	15,766,614	15,273,513	3,569,050	2,566,040

Cash and cash equivalents, beginning of period	3,795,547	4,288,648	2,276,835	3,279,845

Cash and cash equivalents, end of period	19,562,161	19,562,161	5,845,885	5,845,885

Supplemental Disclosure of Non-Cash Investing and Financing Activities

Financing activities
Shares and warrants issued for finder’s fee $	-	$28,668
Options issued for agent’s fees	-	91,021
Share issue costs	-	(119,689)
	-	-

See notes to the consolidated financial statements.

KIMBER RESOURCES INC.

Consolidated Schedule of Unproven Mineral Right Interests

	June 30, 2005	Expenditures During period	March 31, 2006
		(Unaudited)	(Unaudited)
MEXICO
Monterde Property
Acquisition	$1,496,346	$758,958	$2,255,304
Exploration and engineering
Amortization	57,954	44,658	102,612
Assays	1,204,299	554,667	1,758,966
Drilling	3,644,609	2,786,280	6,430,889
Engineering	373,531	485,006	858,537
Environmental study	421,416	211,948	633,364
Field, office	288,669	98,644	387,313
Geological, geophysical	1,577,704	835,460	2,413,164
Legal	202,475	71,895	274,370
Maps, reports, reproductions	296,927	165,030	461,957
Metallurgy	217,132	23,818	240,950
Road and drill site maintenance	664,522	327,666	992,188
Salary and wages	182,813	84,486	267,299
Scoping study	11,392	-	11,392
Socioeconomic studies	-	27,217	27,217
Stakeholder costs	22,040	12,390	34,430
Supplies	386,406	250,195	636,601
Travel, accommodation	494,277	198,950	963,227
	10,046,166	6,178,310	16,224,476
	11,542,512	6,937,268	18,479,780

Setago Property
Acquisition	4,574	2,191	6,765
Exploration
Assays	5,567	-	5,567
Engineering	535	-	535
Field, office	413	-	413
Geological, geophysical	33,204	-	33,204
Maps, reports, reproductions	145	-	145
Road construction	7,695	-	7,695
Supplies	919	-	919
Travel, accommodation	5,766	-	5,766
	54,244	-	54,244
	58,818	2,191	61,009

Total unproven mineral right interests	$11,601,330	$6,939,459	$18,540,789

See notes to the consolidated financial statements.

KIMBER RESOURCES INC.

  Notes to Consolidated Financial Statements

March 31, 2006

1.

Nature of Operations

The Company is incorporated in British Columbia, Canada, and is involved in the acquisition and exploration of mineral rights in Mexico.

2.

Accounting Principles and Use of Estimates

These unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (GAAP) and should be read in conjunction with the Company’s annual audited financial statements and accompanying notes for the year ended June 30, 2005 as these statements do not contain all the disclosures required by Canadian GAAP for annual financial statements. These interim financial statements are stated utilizing the same accounting policies and their methods of application as the most recent annual financial statements, but are not necessarily indicative of the results to be expected for a full year.

The consolidated interim financial statements include the accounts of the Company and its wholly owned subsidiary, Minera Monterde S. de R.L de C.V. (Mexico).

3.

Unproven Mineral Right Interests

The Company’s mineral rights are located in the State of Chihuahua, Mexico.

Monterde Property

The Monterde Property consists of the Monterde concessions, the contiguous El Coronel concessions and adjoining staked concessions. The entire Monterde Property is now comprised of 33 mineral concessions.

Monterde concessions

The Company owns a 100% interest in the Monterde concessions originally acquired for US$1,054,900 of which the final payment of US$327,700 was made on August 9, 2005.

El Coronel concessions

The Company has the right to purchase eleven mineral concessions by the payment of US$1,000,000, of which US$617,000 has been paid, including US$135,000 paid on August 14, 2005 and $US165,000 paid on January 27, 2006.  The last payment remaining is:

August 14, 2006	US$ 383,000

Staked concessions

The Company has a 100% interest in concessions that were staked adjacent to the Monterde and El Coronel concessions. The only payment obligations for these staked concessions are semi-annual taxes.

Setago Property

During 2004, the Company staked the Setago Property, which lies approximately 24 kilometres to the west of the Monterde Property and consists of one exploration concession.  The property requires no payments other than for semi-annual taxes ($3,355 in 2005).

4.

Amounts Receivable

Amounts receivable at March 31, 2006 are comprised primarily of an IVA tax refundable from the Government of Mexico.  The IVA Tax is 15% of expenditures in Mexico and $583,575 is due at March 31, 2006 (2005 - $259,924).  The Company has received IVA refunds up to November 2005, and expects to receive the remainder. The Company also is due a refund for an advance payment of $54,742 which was made to the Government of Mexico to acquire mineral concessions within the Monterde property in the previous fiscal year. $19,057 is due from the Government of Canada for GST input tax credits.  The balance of amounts receivable is for advance deposits made to creditors for services or employees for travel expenses.

5.

Equipment

	March 31, 2006 (Unaudited)			June 30, 2005 (Audited)
	Cost	Accumulated Amortization	Net value	Net value
Computer equipment	$ 101,803	45,301	56,502	$ 43,431
Computer software	47,648	12,435	35,213	39,415
Office fixtures and equipment	24,962	5,718	19,244	18,944
Vehicles	175,111	39,130	135,981	29,985
Camp and equipment	374,086	62,333	311,753	304,961
	$ 723,610	164,917	558,693	$ 436,736

6.

Share Capital

a)

Authorized: 80,000,000 common shares without par value

b)

Issued and outstanding:

	Number of Shares	Amount

Balance - June 30, 2004	27,401,540	$ 11,126,010

Private placements	4,600,324	7,065,002
Exercise of options	233,217	155,200
Exercise of warrants	1,497,747	1,119,315
Less share issue costs		(346,152)
Less stock-based-compensation		(86,309)
	6,331,288	7,907,056
Balance – June 30, 2005	33,732,828	19,033,066

Exercise of options	351,670	472,512
Exercise of warrants	2,451,692	4,413,050
Private placements	10,380,832	19,094,998
Less share issue costs		(682,404)
	13,184,194	23,298,156
Balance – March 31, 2006	46,917,022	$ 42,301,222

c)

Financings

On August 26, 2005 the Company announced that it had closed a non-brokered private placement of units to raise gross proceeds of $4,999,998.  All of the units were issued at a price of $1.50 per unit with each unit consisting of one common share and one-half of a non-transferable warrant, with one whole warrant entitling the holder to purchase one additional common share at $1.80 until February 26, 2007. A finder's fee of $40,000 was paid to an investment brokerage firm in respect of 1,333,332 units. No other commissions or brokerage fees were paid in respect of this financing.

On March 1, 2006 the Company closed brokered and non-brokered private placements of a total of 7,047,500 common shares at a price of C$2.00 for gross proceeds of C$14,095,000.

Puplava Securities Inc. ("PSI") of San Diego, California acted as agent for the brokered private placement and Ms. Leanne Baker, Managing Director of Investor Resources LLC, acted as a consultant in the United States. The Company paid cash commissions of 5.5% on the brokered placements. Mr. James Puplava, a Director and major shareholder of the Company, and a principal of PSI, did not acquire shares through the placement.

The non-brokered private placement was to institutional and accredited investors in Canada and offshore. Blackmont Capital Inc., Canaccord Capital Corp., and PSI received finder's fees of 5.5% of the proceeds raised on certain placements. The total commissions and finder's fees paid on the both brokered and non-brokered placements was C$428,725.

No warrants were issued to investors or agents in connection with the offering.

d)

Warrants

Summary of warrant activity for the period ended March 31, 2006:

Expiry date	Exercise Price	June 30, 2005	Issued	Exercised	Cancelled/ Expired	March 31, 2006
March 8, 2006	$1.80	2,355,712	-	(2,351,692)	(4,020)	-
February 26, 2007	$1.80		1,666,666	(100,000)	-	1,566,666
	$1.80	2,355,712	1,666,666	(2,451,692)	(4,020)	1,566,666
Weighted Average Exercise Price	$1.80	$1.80	$1.80	$1.80	$1.80	$1.80

e)

Stock Options

The Company’s stock option plan allows the Company to grant up to 5,294,613 stock options, exercisable at the market price as determined on the last trading date preceding their grant, and vesting as to 1/3 of their number on the date of their grant and then 1/3 in each nine month period thereafter.

Summary of stock option activity for the period ended March 31, 2006:

Expiry date	Exercise Price	June 30, 2005	Granted	Exercised	Cancelled/ Expired	Vested	March 31, 2006
Mar 6/06	$1.80	120,450	-	(120,370)	(80)	-	-
Jun 6/07	$0.45	384,000	-	(36,300)	-	347,700	347,700
Jul 12/07	$0.45	875,000	-	(50,000)	-	525,000	825,000
Oct 29/07	$0.45	25,000	-	-	-	25,000	25,000
Feb 27/08	$0.46	60,000	-	-	-	60,000	60,000
Aug 13/08	$0.73	819,000	-	(75,000)	-	484,000	744,000
Jan 16/09	$2.05	175,000	-	-	-	175,000	175,000
May 28/09	$1.77	60,000	-	-	-	60,000	60,000
Oct 6/09	$2.14	802,000	-	(20,000)	-	420,212	782,000
Dec 8/09	$1.80	75,000	-	(50,000)	-	-	25,000
Apr 18/10	$1.70	40,000	-	-	-	26,666	40,000
Sep 19/10	$1.65	-	477,000	-	-	159,000	477,000
Dec 7/05	$1.50	-	50,000	-	-	16,666	50,000
		3,435,450	527,000	(351,670)	(80)	2,299,244	3,610,700
Weighted Average Exercise price		$1.11	$1.64	$1.26	$1.80	$1.22	$1.08

7.

Stock-based Compensation

The fair value of stock options granted are estimated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate – 3.1%-3.6% (2004 – 3.1%-4.2%); estimated share price volatility – 59%-62% (2004 – 79%-137%); expected life – 1.5-5 years (2004 – 1.5-5 years).

Option pricing models require the use of estimates and assumptions including the expected volatility.  Changes in these underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

Stock-based-compensation has been recognized for the following grants:

Balance at June 30, 2004	$ 559,628

Options granted to employees and consultants	720,469
Options granted to agent for private placement	86,309
Expense - June 30, 2005	806,778
Balance - June 30, 2005	1,366,406

Options granted to employees and consultants	513,226
Balance - March 31, 2006	$ 1,879,632

For stock options granted and not vested, compensation expense is recognizable in future periods as follows:

June 30, 2006	$ 180,911
June 30, 2007	456,214
$ 637,125

The continuity of stock-based-compensation is as follows:

Balance June 30, 2005	$ 1,366,406
Non-cash stock-based compensation	542,687
Share purchase options exercised, credited to share capital	(29,461)
Balance March 31, 2006	$ 1,879,362

The components of stock-based-compensation are as follows:

March 31, 2006
Accumulated stock-based compensation	$ 1,908,823
Share purchase options exercised, credited to share capital	(29,461)
Total stock-based compensation	$ 1,879,362

Kimber Resources Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Nine Months Ended March 31, 2006

This Management’s Discussion and Analysis (MDA) covers information up to May 10, 2006 and should be read in conjunction with the Company’s unaudited consolidated financial statements for the nine months ended March 31, 2006, which have been prepared in accordance with Canadian generally accepted accounting principles and should also be read in conjunction with the Company’s June 30, 2005 audited consolidated financial statements, the related annual “MDA”, the Annual Information Form and Form 20-F on file with the Canadian provincial securities regulatory authorities and the US Securities and Exchange Commission (SEC).

This discussion includes certain statements that may be deemed “forward-looking statements”.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance.  Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions.

All amounts are stated in Canadian dollars, unless indicated otherwise. Additional information regarding the Company is available on SEDAR at www.sedar.com, on the Company’s website at www.kimberresources.com, and in the Company’s Form 20-F on the SEC website at www.sec.gov under “Filings and Forms (EDGAR)”.

Introduction

The Company is a Canadian-based company listed on the Toronto Stock Exchange and the American Stock Exchange and is engaged in the development and exploration of mineral properties in Mexico, of which the most advanced project is the Monterde gold/silver property (the “Monterde Property”). The Company’s primary targets are open-pittable ore bodies, where gold and silver are amenable to extraction by heap leaching and possibly by conventional milling. The Company’s current development policy allocates the greater part of its funds to development and exploration of the Carmen deposit which is the most advanced deposit on the Monterde Property. The objective of this policy is to advance the Carmen deposit towards pre-feasibility status, and subsequently develop it into production.

The Company is also advancing the Carotare deposit and the El Orito Norte target, which are also located on the Monterde Property, while reviewing other properties in Mexico for possible acquisition.

Mineral Properties

Monterde Property

The Monterde Property is the Company’s principal asset, located in the Sierra Madre Mountains of southwestern Chihuahua State, approximately 75 kilometres northwest of Glamis Gold Ltd.’s El Sauzal Project and approximately 50 kilometres southeast of the Ocampo Mining District.  It is located in Guazapares Municipality, approximately 260 road kilometres southwest of Chihuahua, Mexico.

Mr. Alan Hitchborn, B.Sc., Vice President, Development manages the field program on the Monterde Property.  Mr. J.B. Richards, P. Eng., Vice-President, Engineering, is the designated internal Qualified Person for the Project, responsible for quality control and verifying all data.

The Company has been actively drilling on the Monterde Property throughout the year and has expanded from one reverse circulation rig (RC) in July 2004 to three drills; a core drill and two reverse-circulation (RC) drills. The Company drills for twenty-day periods followed by ten-day breaks. This pattern allows geologists and engineers essential time to review and interpret incoming assay data that reveal the direction of mineralized structures for targeting future step-out holes. By avoiding “blind” holes drilling success rates have been high.

To May 5, 2006 there have been 439 reverse-circulation (RC) holes drilled on the Monterde Property totaling 84,817 metres and 80 core holes drilled over 16,606 metres. 373 of the RC holes were drilled on the Carmen deposit (74,343 metres); 24 holes on La Veta Minitas structure; 2 on the De Nada zone, 2 on El Orito Norte, 5 on the El Orito structure and 33 holes drilled on the recently discovered Carotare deposit. Results of individual drill holes can be found on the Company’s website or on Sedar.

In January 2005, the Company expanded its property holdings by staking concessions adjacent to the Monterde Property. Ground measuring 37 kilometres in length was staked around and to the southeast of the Monterde Property to cover extensions of mineralized structures. With some of the mineralized structures and exploration targets on the Monterde Property trending towards the boundary of the claims, the Company decided to stake surrounding ground.  The land under Kimber’s 100% control in the Monterde District is now approximately 29,000 hectares.

Development of Carmen and Resource “Estimate M”

On April 20, 2006, the Company announced a polygonal estimate based on 344 reverse circulation (RC) holes drilled on the Carmen deposit for which results were available to February 15, 2006. The estimate was prepared by the Company’s geological and engineering staff.

The table below shows the Measured & Indicated resource categories in the Carmen deposit and the Inferred resources. The numbers shown differ slightly from those in the news release dated April 20, 2006 due to refinement in the data during report preparation.

Carmen Deposit Resource Estimate “M”
	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Gold Eq.* (g/t)	Gold, ounces	Silver, ounces	Gold Eq.* ounces
Measured	18.902	0.94	57	1.70	574,300	34,613,200	1,035,800
Indicated	3.808	1.08	43	1.65	132,400	5,310,900	203,200
Measured & Indicated	22.710	0.97	55	1.70	706,700	39,924,100	1,239,000
Inferred	7.433	1.36	38	1.87	325,200	9,067,900	446,100

*conversion factor of 75 ounces of silver to one ounce of gold

Boundaries to the mineralized body, incorporating the revised understanding of controls to mineralization, were drawn manually on each of 30 vertical sections 25 metres apart. Polygons were then drawn to outline mineralized blocks to cut-off grades at 0.3 g/t gold or 35 g/t silver, if the gold grade is below 0.3 g/t.

Bulk Density

The bulk density value used in current resource estimates is based on measurements using drill core.

Cost of Resource Ounces

The cost of resource ounces to date (using all property-related costs, exclusive of overhead and purchase payments, applied to all resource categories, including Inferred) is approximately $10 per gold-equivalent ounce.

Metallurgical Testing

Metallurgical testing to determine silver and gold recovery rates is ongoing. The most recent cyanide leach tests completed on 93 samples of drill core from the Carmen and related splays gave average recoveries of 90% for gold and 41% for silver. Silver has a particularly wide range (9% to 98%). Petrographic studies to determine the reasons for the variation and other leach tests are in progress.

Next Estimate - Carmen

The next estimate will apply block model methods to the same database for pre-feasibility studies of mineral resources on which to apply economic studies.

Veta Minitas

Veta Minitas Resource Estimate of November 2004
	Tonnes	Gold (g/t)	Silver (g/t)	Gold Eq.* (g/t)	Gold, ounces	Silver, ounces	Gold Eq.* ounces
Measured	701,000	0.63	88	1.80	14,200	1,974,900	40,600
Indicated	176,000	1.03	105	2.42	5,800	591,800	13,700
Measured & Indicated	877,000	0.71	91	1.92	20,000	2,566,800	54,300
Inferred	381,000	0.37	69	1.28	4,500	841,000	15,700

*conversion factor of 75 ounces of silver to one ounce of gold

Carotare Resource Estimate

On November 8, 2005, the Company delivered a resource estimate on the Carotare deposit based on the 28 holes drilled. This is the first mineral resource estimate since the Carotare was first discovered in April 2005. The estimate was prepared under the supervision of External Qualified Person, Mr. A.A. Burgoyne, P. Eng. of Burgoyne Geological Inc.  As shown in the table below, the Carotare estimate outlines a Measured & Indicated resource of 105,000 gold equivalent ounces and an Inferred resource of 143,000 gold equivalent ounces.

Carotare Resource Estimate of November 2005
	Tonnes	Gold (g/t)	Silver (g/t)	Gold Eq.* (g/t)	Gold, ounces	Silver, ounces	Gold Eq.* ounces
Measured	1,680,200	0.81	29	1.20	44,000	1,577,700	65,000
Indicated	1,016,000	0.83	29	1.21	26,900	944,900	39,500
Measured & Indicated	2,698,000	0.82	29	1.21	71,000	2,522,700	104,500
Inferred	3,783,000	0.85	25	1.18	103,200	2,986,400	143,000

*conversion factor of 75 ounces of silver to one ounce of gold

Gold to Silver Equivalent Values

At approximately 45 million ounces of silver in Measured & Indicated and more than 12 million ounces in the Inferred category on the Monterde Property, silver remains a very important component of the deposit. During the period, the Company began using a conversion factor of 75 ounces of silver for one ounce of gold for calculating gold-equivalent values, to reflect changes in the prices of both metals and the expected recoveries of each. The conversion factor may be revised as prices change and as more is known about recoveries.

Potential of the Monterde Property (29,000 hectares)

Although a substantial increase in the value of the Carmen deposit may follow from further enlargement and from upgrading resources to reserves (expected from a positive pre-feasibility study), the greatest potential for the Monterde Property lies in its exploration targets. Two exploration targets (the Carotare and El Orito Norte) have already been identified and one already has become a deposit with a mineral resource defined.

Drilling on the Carmen deposit continues to be directed at locating additional resources and converting those in the Inferred category to Measured & Indicated.  Drilling to date has been confined to less than 50 hectares of the 29,000 hectare property. Field exploration (ie. mapping and soil sampling) continues to identify other targets.

Objectives

The Company is advancing the Carmen Deposit towards pre-feasibility and has expanded its focus to include exploration of areas outside the Carmen. Now, with two excellent exploration targets, Carotare (33 holes), and El Orito Norte (2 holes), Kimber's objectives include a significant increase of gold-equivalent resource ounces. There is, of course, no guarantee that any such objective can be achieved, but management believes there is significant potential for additional resources in the currently identified discovery areas of the Monterde Property.

Results of Operations

The Company’s only revenue is interest generated on cash and short-term investments (low-risk banker’s acceptance notes that yield 2.65% to 3.84% on an annual basis). Interest revenues fluctuate according to the amounts of funds held in deposit and the interest rates attained during the period.  Interest from these sources increased during the three months ended March 31, 2006 to $74,470 from $20,749 in the same period in 2005 because of higher cash balances.

The net loss for the three month period ended March 31, 2006 was $546,797 or $0.01 per common share compared with $514,925 or $0.02 per share loss for the three months ended March 31, 2005.  Year to date results are a loss of $1,658,050 (compared to a loss of $1,303,779 for 2005) including $180,999 in stock compensation expense for each of the last three quarters, which are non-cash expenditures.  The Company’s administrative operations are costing approximately $375,000 per each quarter, a rate of expenditure which is expected to be maintained for the near term future periods.

General exploration which includes prospecting and costs related to new project generation increased in the current three month period to $45,474 from $12,394 for the same period in 2005.

The Company has an ongoing drilling program which resulted in 45 reverse-circulation holes comprising 12,271 metres being drilled in the quarter and 20 core holes drilled over 4,596 metres. The cost of this program including geological work, assays, road construction and related expenditures was $1,494,716 ($944,771 in the three month period ended March 31, 2005).

The Company incurred $334,672 during the quarter on engineering and related studies which include environmental impact studies, metallurgical, maps and reporting compared to $221,468 in the quarter ended March 31, 2005.

The Company’s operations since acquiring the Carmen deposit has resulted in an increase in gold-equivalent resource ounces to approximately 1,141,000 Measured ounces, 257,000 Indicated and 604,000 Inferred ounces.

Summary of Quarterly Results June 30, 2004 to March 31, 2006

	Q4 Jun30/04	Q1 Sep30/04	Q2 Dec31/04	Q3 Mar31/05	Q4 Jun30/05	Q1 Sep30/05	Q2 Dec31/05	Q3 Mar31/06
Interest income	35,800	12,326	13,828	22,093	26,537	24,456	34,169	74,470
Total loss	(506,931)	(318,888)	(469,966)	(514,925)	(522,203)	(502,769)	(608,484)	(546,797)
Loss per share	(0.03)	(0.01)	(0.02)	(0.02)	(0.01)	(0.01)	(0.02)	(0.01)

The Company is in the exploration and development stage and has no mining revenue, and therefore variances in its quarterly losses are not affected by sales or production-related factors. Increases in costs are generally attributed to growth in operations related to the success in financing activities, which in turn allows the Company to increase expenditures on its properties.

Liquidity and Capital Resource (Financial Condition)

At March 31, 2006, the Company had working capital of $18,987,237 (March 31, 2005 - $3,221,116).  The difference results from the higher cash balances ($19,562,161 at March 31, 2006 versus $5,845,885 March 31, 2005), increased amounts receivable and prepaid expenses. Current liabilities in the quarter ended March 31, 2006 were $1,405,847 compared with $355,111 in the previous year due mainly to an increased amount of drilling and assay activity.

At the date of this report, the Company has approximately $17,100,000 in cash and liquid short-term banker’s acceptance notes.

The Company has adequate cash reserves to continue operations at current levels to late 2006, and has been able to fund its operations by the issue of shares as needed.  The Company has 1,566,666 warrants and 2,299,244 vested stock options outstanding which are “in-the-money” and could generate an additional $5,301,769 if exercised. There is no certainty that the Company will be able to continue to obtain funding by share issuances in the future.

The Company’s only contractual obligation other than contracts entered into in the ordinary course of business is the payment of US$383,000 on August 14, 2006 for the balance of the acquisition costs of the El Coronel concessions.

Amounts receivable at March 31, 2006 are comprised primarily of an IVA tax refundable from the Government of Mexico.  The IVA Tax is 15% of expenditures in Mexico and $583,575 is due at March 31, 2006.  The Company has received IVA refunds up to November 2005, and expects to receive the remainder.

Financings

On August 26, 2005 Kimber announced that it had closed a non-brokered private placement of units to raise gross proceeds of $4,999,998.  All of the units were issued at a price of $1.50 per unit with each unit consisting of one common share and one-half of a non-transferable warrant, with one whole warrant entitling the holder to purchase one additional common share at $1.80 until February 26, 2007. A finder's fee of $40,000 was paid to an investment brokerage firm in respect of 1,333,332 units. No other commissions or brokerage fees were paid in respect of this financing.

On March 1, 2006 the Company closed brokered and non-brokered private placements of a total of 7,047,500 common shares at a price of C$2.00 for gross proceeds of C$14,095,000. No warrants were issued to investors or agents in connection with the offering.

Puplava Securities Inc. ("PSI") of San Diego, California acted as agent for the brokered private placement and Ms. Leanne Baker, Managing Director of Investor Resources LLC, acted as a consultant in the United States. The Company paid cash commissions of 5.5% on the brokered placements. Mr. James Puplava, a Director and major shareholder of the Company, and a principal of PSI, did not acquire shares through the placement.

The non-brokered private placement was to institutional and accredited investors in Canada and offshore. Blackmont Capital Inc., Canaccord Capital Corp., and PSI received finder's fees of 5.5% of the proceeds raised on certain placements. The total commissions and finder's fees paid on the both brokered and non-brokered placements was C$428,725.

Transactions with Related Party

An officer of the Company owes the Company $14,452 at March 31, 2006 (March 31, 2005 - $17,452) which relates to statutory salary deductions remitted on behalf of the officer in a previous fiscal year.  The amount is repayable at $250 per month.

Critical Accounting Estimates – the following estimates were made.

Stock-based compensation – a non-cash cost determined by the Black Scholes Option Pricing Model (“BS”), a formula which is purported to represent the fair value for stock options granted and for warrants issued for services.  The “BS” formula is subject to estimates of share price volatility and option/warrant life and does not necessarily generate values which are fair.  Changes in these estimates will affect the values generated and may materially impact the loss recorded in the period.

Unproven Mineral Right Interests – represents costs incurred to date which management believes will be ultimately recoverable, but for which there is no assurance of recovery.

Changes in Accounting Policy – none.

Off-Balance Sheet Arrangements – none.

Financial and Other Instruments

The Company maintains its cash balances in Canadian dollars and converts them to United States dollars or Mexican Pesos when payments are required.  No hedging is undertaken as management believes the Canadian dollar is the stronger currency.

The Company’s financial instruments consist of cash, amounts receivable, prepaid expenses, investments, accounts payable and accrued liabilities.  Property payment commitments are due in United States dollars which will vary with the Canadian/US dollar exchange rate.

Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that material information is made known to the President and Chief Financial Officer and they have concluded that these disclosure controls and procedures are effective.

Outstanding Share Data

The Company has one class of shares authorized of which 46,997,212 shares are issued at the date of this report and 52,084,388 to be issued on a fully diluted basis. The Company has a stock option plan of which 3,520,700 options are outstanding (2,299,244 are vested).  There are 1,566,666 warrants outstanding exercisable at $1.80.

Risks and Uncertainties

The Company competes with other mining companies, which are larger and have more economic resources to acquire prospective exploration properties or producing mines and the Company’s ability to obtain financing to complete the development of those properties it has classified as assets is not assured; nor is there assurance that the expenditure of funds will result in the discovery of an economic mineral deposit.  The Company has not completed a feasibility study on any of its deposits to determine if it hosts a mineral resource that can be economically developed and profitably mined.  While the Company has used its best efforts to secure title to all its properties and secured access to surface rights, these titles or rights may be disputed.

Additional risks and uncertainties are set out in the Company’s Form 20-F available on SEDAR at www.sedar.com, and on the SEC website www.sec.gov under “Filings and Forms (EDGAR)”.

Form 52-109F2 - Certification of Interim Filings

I, Robert Longe, President of Kimber Resources Inc., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Kimber Resources Inc., (the issuer) for the period ended March 31, 2006;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

(b)

evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the interim filings and have caused the issuer to disclose in the interim MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the interim filings based on such evaluation.

Date: May 12, 2006

“Robert V. Longe”

President

Form 52-109F2 - Certification of Interim Filings

I, Peter de Visser, C.A., Chief Financial Officer of Kimber Resources Inc., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Kimber Resources Inc., (the issuer) for the period ended March 31, 2006;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

(b)

evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the interim filings and have caused the issuer to disclose in the interim MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the interim filings based on such evaluation.

Date: May 12, 2006

“Peter de Visser”, CA,

Chief Financial Officer